TERM SHEET

TOTAL RAISE THIS ROUND

$1,070,000.00

FULLY DILUTED UNITS OUTSTANDING: 8,000,000

CLASS A – Early Bird

PRICED AT: $.75 Per Unit

TOTAL UNITS OFFERED: 666,666.00

PRE-MONEY VALUATION: $6,000,000

NON-DILUTIVE TO ADDITIONAL FUNDING

SALE OF COMPANY: Unit Owners Receive Their Investment Back First

CLASS A – Normal Bird

PRICED AT: $1.00 Per Unit

NUMBER OF UNITS OFFERED: 570,000

PRE-MONEY VALUATION: $8,000,000.00 -

NON-DILUTIVE TO ADDITIONAL FUNDING

SALE OF COMPANY: Unit Owners Receive Their Investment Back First